SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

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(MARK ONE)

X Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999

__ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

STRUCTURAL DYNAMICS RESEARCH CORPORATION

TAX DEFERRED CAPITAL ACCUMULATION PLAN

(Full title of the plan)

STRUCTURAL DYNAMICS RESEARCH CORPORATION

(Name of issuer of the securities held pursuant to the plan)

2000 Eastman Drive, Milford, Ohio 45150

(Address of principal executive office)

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Financial Statements and

Additional Information

December 31, 1999 and 1998

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Table of Contents to Financial Statements and Additional Information

Page(s)
Report of Independent Accountants	1
Financial Statements:
Statement of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-10
Additional Information: *
Schedule I - Schedule of Assets Held for Investment Purposes	11
Schedule II - Schedule of Reportable Transactions	12

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of the

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 9, 2000

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Statement of Net Assets Available for Plan Benefits

(Amounts in thousands)

December 31,
	1999	1998
Assets:
Investments, at fair value (Note 3):
Shares of Registered Investment Co. T. Rowe Price	$ 93,391	$ 68,685

Securities of participating employer	16,669	25,260

Cash	44	2

Participant loans	1,133 ------------------	907 ------------------

Total investments	111,237 ------------------	94,854 ------------------

Receivables:

Employer contributions	763	666

Participant contributions	940 ------------------	791 ------------------

Total receivables	1,703 ------------------	1,457 ------------------
Assets available for plan benefits	$112,940 ==========	$ 96,311 ==========

The accompanying notes are an integral part of these financial statements.

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Statement of Changes in Net Assets Available for Plan Benefits

(Amounts in thousands)

Year Ended December 31,
	1999	1998

Beginning balance	$ 96,311	$ 79,828

Additions:

Investment income:

Net appreciation in fair value
of investments (Note 3)	1,808	3,093
Interest	89	76
Dividends	8,854 ------------------	3,982 -----------------
	10,751 ------------------	7,151 -----------------
Contributions:

Participant	9,942	8,964
Employer	3,267	3,574
Rollovers	593 ------------------	256 -----------------
	13,802 ------------------	12,794 -----------------

Net Additions	24,553 ------------------	19,945 -----------------

Deductions:

Benefits paid to participants	(5,222)	(3,462)
Transfers (Note 5)	(2,702) ------------------	-- -----------------

Net Deductions	(7,924) ------------------	(3,462) -----------------

Net increase	16,629	16,483

Net assets available for benefits:

Ending balance	$ 112,940 ==========	$ 96,311 ==========

The accompanying notes are an integral part of these financial statements.

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements

(Amounts in thousands)

(1) Description of Plan

The following description of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a) General

The Plan is a defined contribution plan covering all salaried employees of the domestic divisions of Structural Dynamics Research Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b) Contributions

A participant may make contributions to the Plan by authorizing a reduction of their compensation (before-tax contribution) of at least 1% up to a maximum of 15%. The Company will reduce the participant's compensation by the authorized percentage, subject to limits specified by the Plan. A participant may also make voluntary contributions to the plan of rollover amounts from other benefit plans. The Company may provide a matching contribution equal to 50% of the participant's contribution (excluding rollovers) up to 6% of the participant's compensation. Quarterly, the Board of Directors vote on the Company's matching contribution amount, if any. The Company's matching contribution, if any, may take the form of either Company Common Stock or cash, as determined by the Company. Participants, other than officers, can redirect the Company's accumulated matching contribution into other investment options offered under the Plan.

The Company may elect to make additional discretionary contributions. Such contributions shall be allocated to the account of each participant in an amount equal to the ratio of the employee's annual salary to the total annual salaries paid to all participants. Participants other than officers can redirect the Company's discretionary contributions into other investment options offered under the Plan. In 1999 and 1998, no discretionary contributions were made.

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements

(Amounts in thousands)

c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Plan's earnings and Company's contribution, if any. Earnings of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant's account bears to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. One hundred percent vesting in the Company contributions occurs after three years of continuous service. Forfeitures of Company contributions by participants when they terminate before becoming vested are used to reduce future Company contributions. Terminated participants who return to employment with the Company within five years of termination receive vesting credit for their original service. At December 31, 1999 and 1998, forfeited nonvested accounts totaled $172 and $145, respectively. During 1999 and 1998, employer contributions were not reduced by forfeited nonvested accounts.

e) Payment of Benefits

Participants' accounts are distributable upon termination of employment. Participants may also make withdrawals in the case of financial hardship (as determined by the Plan Administrator).

There were no amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan at December 31, 1999 and 1998.

f) Participant Loans

The Plan allows participants to borrow a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their interest in all funds other than the Company Stock Fund, within certain limitations and upon approval by the Plan Administrator. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence.

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements

(Amounts in thousands)

The loans are secured by the balance in the participant's account and bear interest at 2% above the prime rate on the first day of the month preceding the effective date of the loan. The interest rate is fixed for the entire repayment period. Principal and interest is paid ratably through monthly payroll deductions.

g) Trust Agreement

The trustee of the plan is T. Rowe Price Trust Company (T. Rowe). T. Rowe invests and holds all contributions made by the Plan Administrator and allocates the amounts among the funds as directed by the individual participants.

(2) Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Investment Valuation and Income Recognition

Money market accounts are valued at cost which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges as of the end of the year. Participant loans are recorded at the unpaid principal balances of the individual loans.

Purchases and sales of investments are recorded on the trade date. Gains and losses on the sale of investments are calculated on the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements

(Amounts in thousands)

d) Contributions

Employee contributions are recorded in the period in which the Company makes payroll deductions from the Plan participants' earnings.

e) Expenses

Certain administrative fees of the Plan are paid by the Company. Investment expenses are paid by the Plan and are deducted from investment income.

f) Payment of Benefits

Benefits are recorded when paid.

(3) Investments

The following investments represent 5% or more of the Plan's net assets:

December 31,
	1999	1998
Participant-directed:
Shares of Registered Investment Co. T. Rowe Price
Equity Income Fund, 723,904 and 693,154 shares	$17,960	$18,244
Spectrum Growth Fund, 636,123 and 571,714 shares	11,266	9,405
Balanced Fund, 480,781 and 449,206 shares	9,467	8,351
Stable Value Fund, 11,395,850 and 9,694,048 shares	11,396	9,694
New Horizons Fund, 263,572 and 235,140 shares	7,256	5,488
Science & Technology Fund, 396,280 and 211,124 shares	25,247	7,953
Other funds	10,799 -----------	9,550 -------------
Total participant-directed:	93,391	68,685
Nonparticipant-directed:
Securities of participating employer, 1,307,393 and
1,270,959 shares	16,669	25,260

Other	1,177 ------------	909 -------------
Total net assets	$111,237 =======	$94,854 =======

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements

(Amounts in thousands)

During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,808 and $3,093, respectively, as follows:

December 31,
	1999	1998

Securities of participating employer	$ (7,551)	$ 306
Shares of registered investment co. T. Rowe Price	9,359 ------------	2,787 -------------

Net appreciation in fair value	$ 1,808 =======	$ 3,093 =======

(4) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

December 31,
	1999	1998
Net Assets:

Assets:
Securities of participating employer	$16,669	$25,260

Receivables:
Employer contributions	763 ------------	666 -------------
	$17,432	$25,926

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements

(Amounts in thousands)

Year Ended December 31,

	1999	1998
Changes in Net Assets:
Net (depreciation) appreciation	$(7,551)	$ 306
Dividends	--	--
Contributions	4,019	4,474
Benefits paid to participants	(671)	(438)
Transfers (Note 5)	(369)	--
Net transfers to participant-directed investments	(3,922)	(1,049)

(5) Transfers

In September 1998, the Company spun off an operating unit to create a separate company known as MTS Systems Corporation (MTS). Thirty-eight participants left the Company to work for MTS. As of December 31, 1998, MTS had not formed a 401k plan for its employees, therefore these participants remained in the Plan, with accounts rendered inactive. In October 1999, the balances in each participant's account were transferred to the MTS Systems Corporation Profit Sharing Retirement Plan.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the funds will be distributed or held until the time the member would otherwise have received their interest in the Plan.

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements

(Amounts in thousands)

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 3, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Additional Information

Schedule of Assets Held for Investment Purposes - Form 5500 Schedule H, Line 4(i) Schedule I

	Description
	of Investment	Cost	Fair Value

* SDRC Common stock	1,307,393 shares	$ 23,216,619	$ 16,669,258

* T. Rowe Price:
Equity Income Fund	723,904 shares	19,107,713	17,960,064
Spectrum Growth Fund	636,123 shares	10,585,795	11,265,740
Balanced Fund	480,781 shares	8,989,798	9,466,576
Stable Value Fund	11,395,850 shares	11,395,850	11,395,850
International Stock Fund	223,428 shares	3,458,347	4,251,833
New Horizons Fund	263,572 shares	6,209,094	7,256,150
Small Cap Value Fund	212,092 shares	3,966,371	3,737,066
Science and Technology Fund	396,280 shares	18,184,806	25,246,987
International Bond Fund	51,032 shares	517,419	467,455
Spectrum Income Fund	218,783 shares	2,492,578	2,343,165

Cash Fund	0 shares		43,755

Participants' Loans	Rate of prime plus 2%		1,133,037 --------------------

Total			111,236,936 ===========

* Denotes parties-in-interest.

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Additional Information

Schedule of Reportable Transactions* - Form 5500 Schedule H, Line 4(j)

Schedule II

Identity of Party involved	Description of investment	Number of transactions	Purchase price	Selling price	Cost of asset sold	Current value on transaction date	Net gain/(loss)

SDRC Stock Fund	Stock Fund	91,190	3,053,191	7,344,459	6,562,063	3,053,191	782,396

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

STRUCTURAL DYNAMICS RESEARCH CORPORATION

TAX DEFERRED CAPITAL ACCUMULATION PLAN

By: /s/ Deborah G. Davis	Date: June 27, 2000
Deborah G. Davis
Vice President - Human Resources

By: /s/ Jeffrey J. Vorholt	Date: June 28, 2000
Jeffrey J. Vorholt
Vice President, Chief Financial Officer and Treasurer

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-22136) of Structural Dynamics Research Corporation of our report dated June 9, 2000 which appears on page 1 of the Annual Report of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan on Form 11-K for the year ended December 31, 1999.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cincinnati, Ohio

June 27, 2000